

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2013

<u>Via E-mail</u>
Roger P. Baresel, Corporate Secretary
Fullnet Communications, Inc.
201 Robert S. Kerr Avenue, Suite 210
Oklahoma City, Oklahoma 73102

     Re: **Fullnet Communications, Inc.**
               Preliminary Information Statement on Schedule 14C
               Filed April 24, 2013
               File No. 000-27031

Dear Mr. Baresel:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Maryse Mills-Apenteng

                    Maryse Mills-Apenteng
                    Special Counsel